02020503

1114445

2-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2002

HYDRO ONE INC.

(Translation of Registrant's Name Into English)

483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P2

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.
(Registrant)

Date February 22, 2002

By:
Name: Don Ariss
Title: Director, Financial Policy

MATERIAL CHANGE REPORT

PURSUANT TO

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

1. **Name of Reporting Issuer**:

Hydro One Inc.
483 Bay Street, 10th Floor
Toronto, Ontario
M5G 2P5.

2. **Date of Material Change**

February 13, 2002.

3. **Press Release**

The attached press release was issued by Hydro One Inc. ("Hydro One") on February 13, 2002 and was issued at Toronto, Ontario. The press release was widely disseminated.

4. **Summary of Material Change**

Hydro One Networks Inc. ("Hydro One Networks"), a subsidiary of Hydro One, has entered into an outsourcing services agreement (the "Master Services Agreement" or "MSA") with Inergi LP ("Inergi") dated as of December 28, 2001. Inergi is an Ontario limited partnership whose general partner is Inergi Inc., an affiliate of Cap Gemini Ernst & Young Canada Inc. Pursuant to the terms of the MSA, Inergi will provide Hydro One Networks with Customer Service Operations and Settlements, Supply Management Services, Human Resources Services, Enterprise Technology Services, and Finance and Accounting Services, as each is more particularly described in statements of work to the MSA (the "Services").

The MSA was conditional upon Inergi's offers of employment being accepted by no less than ninety seven and one-half percent (97.5%) of the employees to whom it makes such offers pursuant to the terms of an agreement affecting employees (the "Agreement Affecting Employees") on or prior to February 12, 2002. The condition has been satisfied. Call centre services are to be provided by Vertex Customer Management (Canada) Limited under subcontract from Inergi. Cap Gemini Ernst & Young US LLC has provided a financial guarantee as well as a performance guarantee; the performance guarantee covers the first two years of the MSA.

As part of the outsourcing transaction, the employment of approximately 900 unionized and non-unionized employees of Hydro One Networks will be transferred to Inergi LP pursuant to a separate agreement entitled the Agreement Affecting Employees. Under the MSA, Hydro One Networks will continue to make available, for use by such transferred employees, the assets used by them prior to the transfer of their employment. In addition, Hydro One Networks will also provide Inergi and its employees with use of designated client services areas to perform the Services.

Hydro One believes that the MSA provides it flexibility by allowing Hydro One Network's affiliates to utilize the Services and by also allowing the separation of services to support the potential spin-off of affiliates of Hydro One. Hydro One, the parent of Hydro One Networks, will also receive certain services under the MSA on an interim basis. The parties intend to replace this interim services agreement with a separate agreement between Hydro One and Inergi by March 1, 2002.

The MSA has a ten-year term and has base service fees of approximately CDN $1 billion over the term of the MSA. Fees are subject to third party benchmarking and adjustment every three years. During the term of the MSA, subject to certain specified exceptions, Hydro One Networks has agreed not to engage a third party to provide any material amount of services which are considered to be within the scope of the MSA.

Inergi's first operational task under the MSA will be to effect the transition and transformation of the Services. The MSA provides that transition and transformation will occur in accordance with the provisions of a transition plan approved by Hydro One Networks. The transition and transformation will occur over a twelve-month period, during which time new business processes will be developed and implemented by the parties to enhance operational efficiencies, volume patterns will be benchmarked and service levels will be rationalized.

The MSA provides for certain rights of termination for each of the parties, including, on the part of Hydro One Networks, rights of early termination for convenience and upon the occurrence of certain business events. In such cases, Hydro One Networks is obliged under the MSA to pay certain specified termination fees, as well as contribution to resulting severance and other costs. In addition, upon expiration of the MSA, Hydro One Networks has an obligation to contribute to employee severance costs up to a maximum amount of $10 million.

5. **Full Description of Material Change**

The material change is described in the attached press release which is hereby incorporated by reference herein.

6. **Reliance on Confidentiality Section of the Act**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

For further information, contact:

Joan M. Prior
Hydro One Inc.
483 Bay Street, 10th Floor
Toronto, Ontario
M5G 2P5
Telephone: (416) 345-6004

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 22nd day of February, 2002.

HYDRO ONE INC.

By: *"Joan M. Prior"*
Joan M. Prior
Executive Vice President, General Counsel and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.